Ropes & Gray LLP

Three Embarcadero Center

San Francisco, CA 94111

WRITER’S DIRECT DIAL NUMBER: (415) 315-2334

December 12, 2011

VIA EDGAR

Mr. Vincent Di Stefano

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	Registrant:	Sterling Capital Funds
	File Nos.:	033-49098 and 811-06719
	Filing Type:	Preliminary Information Statement
	Filing Date:	November 30, 2011

Dear Mr. Di Stefano:

This letter is in response to oral comments provided to my colleague Molly Moore by Mr. Vincent Di Stefano of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) regarding the preliminary information statement (the “Information Statement”) of the Sterling Capital Funds (the “Trust”) with respect to Sterling Capital Prime Money Market Fund and Sterling Capital National Tax-Free Money Market Fund, filed on November 30, 2011. The comment and the response thereto are set forth below.

Per your request, the Trust acknowledges that it is responsible for the adequacy and accuracy of the disclosure in the Information Statement, and that Staff comments or changes in response to Staff comments with respect to the Trust’s Information Statement do not foreclose the Commission from taking any action with respect to the filing. The Trust hereby represents that it will not use the comment process between such Trust and the Commission with respect to the Information Statement as a defense in any securities-related litigation against the Trust. This representation should not be construed as a confirmation that there is or is not, in fact, an inquiry or investigation or other matter involving the Trust.

Comment:	Per Item 22(c)(i)(vi) of Schedule 14A, describe the circumstances for the termination or non-renewal of Federated.

Response:	The requested change has been made.

If you have any further questions or comments, please do not hesitate to call me at (415) 315-2334.

Sincerely,

/s/ Alexandra Oprescu
Alexandra Oprescu

cc:	Alan G. Priest, Esq.